D.A. Davidson & Co.

February 4, 2022

VIA EDGAR

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bowman Consulting Group Ltd. (the “Company”) Registration Statement on Form S-1 File No. 333-262464

Dear Ms. Beysolow:

We previously requested that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-262464), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern Time, on Thursday, February 3, 2022, or as soon thereafter as possible.

The undersigned hereby wishes to withdraw such request for acceleration.

Very truly yours,

D.A. DAVIDSON & CO.

By:	/s/ James Keckler
Name: James Keckler
Title: Managing Director